SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 03rd September, 2003, for the month of August 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

20.08.03 08:39 TEL TO SELL COMINCOM/COMBELLGA

Telenor announced today that it has signed a Share Exchange Agreement with Golden Telecom, Inc. under which Golden Telecom, Inc. will receive 100% of the shares of OAO Comincom and its wholly-owned subsidiary, OAO Combellga, in exchange for 19.5% of Golden Telecom Inc., calculated on a post-acquisition basis. Based on the current share price for Golden Telecom, Telenor’s stake is equivalent to approximately US$220 million.

The transaction will be subject to approval by the appropriate regulatory bodies in the United States, and Russia. It is also subject to financial performance covenants for both parties and the approval of Golden Telecom’s shareholders, and Telenor’s Board of Directors. It is expected that the transaction will close before the end of 2003.

Golden Telecom, Inc. is the largest alternative provider of voice, data and Internet services in Russia and other countries of the Commonwealth of Independent States (CIS). Following the acquisition of Sovintel last year, the company has a market share of approximately 35% in the business market for voice and data communications, with consolidated revenues of US$199 million in 2002.

The Comincom-Combellga group provides voice and broadband services to corporate customers and is the third largest operator in Moscow. The group achieved a growth rate of 32% in 2002, which resulted in consolidated revenues of US$85 million for 2002 and an EBITDA margin of 33%. Based on Comincom’s management accounts for the first 6 months of 2003, consolidated revenues came to US$50 million and during the same period consolidated EBITDA was US$18 million.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/
Name: Torstein Moland Title: CFO

Date: 3rd September, 2003